Exhibit 99.1

Medigus closes an investment in Smart Repair Pro and Purex, each Operating on the Amazon Marketplace

Smart Repair Pro and Purex achieved together more than 214% growth in revenues in 2020 as compared to 2019

OMER, Israel, January 4, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS) (TASE: MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, today announced it has closed the previously announced agreements for the acquisition of controlling interest in each of Smart Repair Pro, Inc. and Purex, Corp, data-driven e-commerce companies operating on the Amazon Marketplace. Following the closings of these transactions, Medigus now owns approximately 50.01% of the issued and outstanding share capital of each of the companies.

Based on information provided by Amazon marketplace, during 2020, Smart Repair Pro and Purex, have shown growth of over 214% with approximately $2.2 million in revenues in 2020, compared to approximately $0.7 million in 2019 (for the period starting June 2019 since the acquisition of operations), based on the audited financial statements of the companies for such period.

Additionally, Smart Repair Pro previously announced that it intends to launch a new brand and product line on the Amazon Marketplace. In addition to its sales on Amazon Marketplace, Smart Repair Pro intends to pursue a Business-to-Consumer (B2C) business model with a direct sales channel by opening a new online store in which Smart Repair Pro's products will be available for online orders from customers world-wide.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Contact (for media only)

Tatiana Yosef
Chief Financial Officer
+972-8-6466-880
ir@medigus.com

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing that Smart Repair Pro, Inc. intends to pursue a B2C business model and open an online store, and that Smart Repair Pro, Inc. and Purex, Corp’s products will be available for online orders to customers world-wide. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.